SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 7)<F1>

                        Sunstone Hotel Investors, Inc.
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  867933 10 3
                                (CUSIP Number)

                               Jonathan H. Paul
                    Westbrook Real Estate Partners, L.L.C.
                             599 Lexington Avenue
                              New York, NY 10022
                                (212) 849-8800

                                with a copy to:

                             Patrick K. Fox, Esq.
                    Westbrook Real Estate Partners, L.L.C.
                            13155 Noel Road - LB54
                                  Suite 2300
                               Dallas, TX 75240
                                (972) 934-0100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 19, 1999
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box   /  /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[FN]
<F1>   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              AMENDMENT NO. 7 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          This Amendment No. 7 amends the Schedule 13D filed on October 24, 1997, as amended (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

          As previously described in the Schedule 13D, SHP Acquisition entered into a Contribution and Sale Agreement, dated July 12, 1999, among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee and WREF I, pursuant to which certain of the parties thereto agreed to contribute assets, equity interests and cash to SHP Acquisition. The parties to the Contribution Agreement have amended and restated the Contribution Agreement as of October 19, 1999. A copy of the Amended and Restated Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I, dated as of October 19, 1999, is attached hereto as Exhibit 10.

Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended and supplemented by deleting
Exhibit 10 to the Schedule 13D and replacing it with the following Exhibit:

          10. Amended and Restated Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I, dated as of October 19, 1999.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1999

                              WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                              By:  /s/ Jonathan H. Paul
                                   _____________________________________
                                   Name:  Jonathan H. Paul
                                   Title: Managing Principal

                              WESTBROOK REAL ESTATE PARTNERS
                              MANAGEMENT I, L.L.C.

                              By:  Westbrook Real Estate Partners, L.L.C.,
                                    its sole member

                              By:  /s/ Jonathan H. Paul
                                   ________________________________________
                                   Name:  Jonathan H. Paul
                                   Title: Managing Principal

                              WESTBROOK REAL ESTATE FUND I, L.P.

                              By:  Westbrook Real Estate Partners
                                   Management I, L.L.C., its
                                    General Partner

                              By:  Westbrook Real Estate Partners, L.L.C.,
                                   its sole member

                              By:  /s/ Jonathan H. Paul
                                   ________________________________________
                                   Name:  Jonathan H. Paul
                                   Title: Managing Principal

                               WESTBROOK REAL ESTATE
                               CO-INVESTMENT PARTNERSHIP I, L.P.

                             By:  Westbrook Real Estate Partners
                                    Management I, L.L.C., its
                                    General Partner

                                 By:  Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                 By:  /s/ Jonathan H. Paul
                                      ___________________________________
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal

                                 WESTBROOK REAL ESTATE PARTNERS
                                 MANAGEMENT III, L.L.C.

                                 By:  Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                 By:   /s/ Jonathan H. Paul
                                       _____________________________________
                                       Name:  Jonathan H. Paul
                                       Title: Managing Principal

                                 WESTBROOK REAL ESTATE FUND III, L.P.

                                 By:  Westbrook Real Estate Partners
                                      Management III, L.L.C.,
                                       its General Partner

                                 By:  Westbrook Real Estate Partners, L.L.C.,
                                        its sole member

                                 By:  /s/ Jonathan H. Paul
                                      ______________________________________
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal


                                 WESTBROOK REAL ESTATE
                                 CO-INVESTMENT PARTNERSHIP III, L.P.

                                 By:  Westbrook Real Estate Partners
                                      Management III, L.L.C.,
                                        its General Partner

                                 By:  Westbrook Real Estate Partners, L.L.C.,
                                      its sole member

                                 By:  /s/ Jonathan H. Paul
                                      ______________________________________
                                      Name:  Jonathan H. Paul
                                      Title: Managing Principal

                                WESTBROOK FUND III ACQUISITIONS, L.L.C.

                                By:  /s/ Jonathan H. Paul
                                     ___________________________________
                                     Name:  Jonathan H. Paul
                                     Title: Vice President

                                SHP ACQUISITION, L.L.C.

                                By:  /s/ Jonathan H. Paul
                                     ___________________________________
                                     Name:  Jonathan H. Paul
                                     Title: Manager

                                GREGORY J. HARTMAN

                                /s/ Jonathan H. Paul
                                ________________________________________
                                    By:  Jonathan H. Paul, Attorney-in-Fact

                                PAUL D. KAZILIONIS

                                /s/ Jonathan H. Paul
                                ________________________________________
                                    By:  Jonathan H. Paul, Attorney-in-Fact


                                JONATHAN H. PAUL

                                /s/ Jonathan H. Paul
                                _________________________________________


                                WILLIAM H. WALTON III

                                /s/ Jonathan H. Paul
                                _________________________________________
                                    By:  Jonathan H. Paul, Attorney-in-Fact

                               INDEX TO EXHIBITS



Exhibit Number   Description of Exhibits
_____________    _______________________

          10. Amended and Restated Contribution and Sale Agreement among Westbrook LLC, WREF III, WRECIP III, Mr. Alter, Riverside, Alter Investment Group, Mr. Biederman, Mrs. Biederman, Management, Management Sub, Lessee, SHP Acquisition and WREF I, dated as of October 19, 1999.